Filed by The J. M. Smucker Company (Commission File No. 001-05111)

pursuant to Rule 425 under the Securities Act of 1933, as amended and deemed filed pursuant to Rule 14d-2(b) under

the Securities Exchange Act of 1934 as amended.

Subject Company: Hostess Brands, Inc.

Commission File No.: 001-37540

This filing relates to the proposed acquisition of Hostess Brands, Inc., a Delaware corporation (“Hostess Brands”), by The J. M. Smucker Company, an Ohio corporation (the “Company”), and SSF Holdings, Inc., a Delaware corporation and wholly owned subsidiary of the Company (“Purchaser”), pursuant to the Agreement and Plan of Merger, dated as of September 10, 2023, by and among the Company, Hostess Brands, and Purchaser.

. . .

The following communication was shared with employees of the Company by Mark T. Smucker, Chair of the Board, President and CEO of the Company, on September 11, 2023.

Hostess Neighborhood Announcement

Monday, Sept. 11, 2023

To: All Employees

Moments ago, we shared the news of our Company’s definitive agreement to acquire Hostess Brands. Hostess is the manufacturer and marketer of sweet baked goods brands, including Hostess® Donettes®, Twinkies®, CupCakes, DingDongs®, Zingers®, CoffeeCakes, HoHos®, Mini Muffins and Fruit Pies and the Voortman® cookie brand. The acquisition expands the Company’s offering of beloved brands in growing categories and accelerates its focus on convenient consumer occasions.

This is a significant strategic decision in support of our long-term strategy to build a family of beloved brands in growing categories that unlocks new opportunities and growth for our Company.

The acquisition, representing a total enterprise value of $5.6 billion, includes all relevant trademarks and licenses in the U.S. and Canada, their corporate headquarters in Lenexa, Kan., a commercial COE office in Chicago, IL; manufacturing facilities in Chicago; Columbus, Ga.; Emporia, Kan.; Indianapolis, Ind., and Burlington, Ontario, Can., as well as a distribution center in Edgerton, Kan. It also includes a manufacturing facility that is currently being built in Arkadelphia, Ark. Approximately 3,000 employees, nearly 90% of whom work in baking and manufacturing, will also transition with the business at close of sale.

Hostess Brands brings in $1.5 billion in annual net sales and is a leader in the sweet baked goods category. The growth trends of the sweet baked goods category have remained strong over time, reflecting consumer preferences and demand and we see the potential for significant continued growth in the category.

The business offers clear and appealing opportunities for growth:

•	Hostess Brands boasts best-in-class margin structure supported by an efficient warehouse distribution model, cost-effective operations and advantaged market position;

•	They are a consistent category leader in innovation;

•	Significant category opportunities exist to expand into adjacencies;

•	Hostess Brands’ free cash flow profile supports our model of reinvestment in our brands;

•	There are significant synergy opportunities with our current portfolio that will support cross-brand opportunities and increased innovation; and

•	The acquisition provides an opportunity to expand our presence and leverage Hostess Brands’ capability in the attractive convenience store channel where they distribute to over 75,000 locations.

With this acquisition, we are increasing our presence and strengthening our focus on convenient consumer occasions with a sweet baked goods powerhouse, bringing our total projected Company net sales to $9.1 billion. We believe we are well positioned to deliver on the opportunities this expanded family of brands offers, as reflected by our successful history of growth through acquisition and the integration of new categories to our business.

The closing of the transaction—which we expect during our third quarter— is subject to the usual closing conditions, including regulatory approvals. In the coming weeks, we will begin integration planning and expect to provide future updates regarding how we will both integrate and run the business after closing. We look forward to welcoming the Hostess Brands team to the Smucker family upon close!

Our ability to acquire Hostess Brands, a significant strategic and financial decision, is due to our strong and consistent performance enabled by our employees who are the best in the industry. We sincerely thank you for everything you have done and will continue to do to deliver our business and grow together.

Sincerely,

Mark Smucker

Chair of the Board, President and CEO

Forward Looking Statements

This communication includes certain forward-looking statements within the meaning of federal securities laws that involve risks and uncertainties relating to future events and the future performance of The J. M. Smucker Company (the “Company”) and Hostess Brands, including regarding the Company’s proposed acquisition of Hostess Brands, the prospective benefits of the proposed acquisition, the potential consideration amount and the terms and the anticipated occurrence, manner and timing of the proposed exchange offer and the closing of the proposed acquisition. The forward-looking statements may include statements concerning our current expectations, estimates, assumptions and beliefs concerning future events, conditions, plans and strategies that are not historical fact. Any statement that is not historical in nature is a forward-looking statement and may be identified by the use of words and phrases such as “expect,” “anticipate,” “believe,” “intend,” “will,” “plan,” “strive” and similar phrases. Federal securities laws provide a safe harbor for forward-looking statements to encourage companies to provide prospective information. We are providing this cautionary statement in connection with the safe harbor provisions. Readers are cautioned not to place undue reliance on any forward-looking statements, which speak only as of the date made, when evaluating the information presented in this communication, as such statements are by nature subject to risks, uncertainties and other factors, many of which are outside of our control and could cause actual results to differ materially from such statements and from our historical results and experience. These risks and uncertainties include, but are not limited to, the following: uncertainties relating to the timing of the exchange offer and merger between the Company, SSF Holdings, Inc., a Delaware corporation and wholly owned subsidiary of the Company, and Hostess Brands (the “Transaction”); uncertainties as to how many of Hostess Brands’ stockholders will tender their stock in the exchange offer; the possibility that competing offers will be made; the possibility that any or all of the conditions to the consummation of the Transaction may not be satisfied or waived, including failure to receive required regulatory approvals; the possibility that the Transaction does not close; risks related to the Company’s ability to realize the anticipated benefits of the Transaction, including the possibility that the expected benefits will not be realized or will not be realized within the expected time period; the effect of the announcement or pendency of the Transaction on the Company’s ability to retain key personnel and to maintain relationships with customers, suppliers and other business partners; risks relating to potential diversion of management attention from the Company’s ongoing business operations; negative effects of this announcement or the consummation of the Transaction on the market price of the Company’s or Hostess Brands’ common stock and/or operating results; transaction costs associated with the Transaction; disruptions or inefficiencies in the Company’s operations or supply chain, including any impact caused by product recalls (including the Jif® peanut butter product recall); political instability, terrorism, armed hostilities (including the ongoing conflict between Russia and Ukraine); extreme weather conditions; natural disasters; pandemics (including the novel coronavirus); work stoppages or labor shortages, or other calamities; risks related to the availability, and cost inflation in, supply chain inputs, including labor, raw materials, commodities, packaging, and transportation; the impact of food security concerns involving either the Company’s products or its competitors’ products, including changes in consumer preference, consumer litigation, actions by the U.S. Food and Drug Administration or other agencies, and product recalls; risks associated with derivative and purchasing strategies the Company employs to manage commodity pricing and interest rate risks; the availability of reliable transportation on acceptable terms; the ability to achieve cost savings related to restructuring and cost management programs in the amounts and within the time frames currently anticipated; the ability to generate sufficient cash flow to continue operating under the Company’s capital deployment model, including capital expenditures, debt repayment, dividend payments, and share repurchases; the ability to implement and realize the full benefit of price changes, and the impact of the timing of the price changes to profits and cash flow in a particular period; the success and cost of marketing and sales programs and strategies intended to promote growth in the Company’s businesses, including product innovation; general competitive activity in the market, including competitors’ pricing practices and promotional spending levels; the Company’s ability to attract and retain key talent; the concentration of certain of the Company’s businesses with key customers and suppliers, including single-source suppliers of certain key raw materials and finished goods, and the Company’s ability to manage and maintain key relationships; impairments in the carrying value of goodwill, other intangible assets, or other long-lived assets or changes in the useful lives of other intangible assets or other long-lived assets; the impact of new or changes to existing governmental laws and regulations and their application; the outcome of tax examinations, changes in tax laws, and other tax matters; a disruption, failure, or security breach of the Company or their suppliers’ information technology systems, including, but not limited to, ransomware attacks; foreign currency exchange rate and interest rate fluctuations, and unknown liabilities.

A more complete description of these and other material risks can be found under “Risk Factors” in reports and statements filed by the Company and Hostess Brands respectively with the U.S. Securities and Exchange Commission (the “SEC”), including each of the Company’s and Hostess Brands’ most recent Annual Reports on Form 10-K, as well as the Form S-4 and related exchange offer documents to be filed by the Company and its acquisition subsidiary, SSF Holdings, Inc. and the Schedule 14D-9 to be filed by Hostess Brands. We do not undertake any obligation to update or revise these forward-looking statements, which speak only as of the date made, to reflect new events or circumstances.

Additional Information and Where to Find It

The exchange offer referenced in this communication has not yet commenced. This communication is for informational purposes only and is neither an offer to purchase nor a solicitation of an offer to sell any securities, nor is it a substitute for the exchange offer materials that Hostess Brands, the Company, or its acquisition subsidiary, SSF Holdings, Inc., will file with the SEC. This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. The solicitation and offer to buy Hostess Brands stock will only be made pursuant to an Offer to Exchange and related exchange offer materials that the Company intends to file with the SEC. At the time the exchange offer is commenced, the Company and its acquisition subsidiary will file a tender offer statement on Schedule TO, the Company will file a registration statement on Form S-4 and thereafter Hostess Brands will file a Solicitation/Recommendation Statement on Schedule 14D-9 with the SEC with respect to the exchange offer. HOSTESS BRANDS’ STOCKHOLDERS AND OTHER INVESTORS ARE URGED TO READ CAREFULLY THE EXCHANGE OFFER MATERIALS (INCLUDING AN OFFER TO EXCHANGE, A RELATED LETTER OF TRANSMITTAL AND CERTAIN OTHER EXCHANGE OFFER DOCUMENTS) AND THE SOLICITATION/RECOMMENDATION STATEMENT ON SCHEDULE 14D-9 BECAUSE THEY WILL EACH CONTAIN IMPORTANT INFORMATION THAT HOLDERS OF HOSTESS BRANDS SECURITIES AND OTHER INVESTORS SHOULD CONSIDER BEFORE MAKING ANY DECISION WITH RESPECT TO THE EXCHANGE OFFER. The Offer to Exchange, the related Letter of Transmittal, certain other exchange offer documents, as well as the Solicitation/Recommendation Statement on Schedule 14D-9, will be made available to all stockholders of Hostess Brands at no expense to them and will also be made available for free at the SEC’s website at www.sec.gov. Additional copies may be obtained for free by contacting either the Company or Hostess Brands. Copies of the documents filed with the SEC by Hostess Brands will be available free of charge on Hostess Brands’ website at https://hostessbrands.com. Copies of the documents filed with the SEC by the Company will be available free of charge on the Company’s website at https://investors.jmsmucker.com.

In addition to the Offer to Exchange, the related Letter of Transmittal and certain other exchange offer documents, as well as the Solicitation/Recommendation Statement on Schedule 14D-9, the Company and Hostess Brands each file annual, quarterly and current reports, proxy statements and other information with the SEC, which are available to the public over the Internet at the SEC’s website at http://www.sec.gov.